Exhibit 99.2

SUPPORT AGREEMENT

This support agreement (this “Support Agreement”), dated as of March 7, 2017, is entered into by and among Millar Western Forest Products Ltd. (the “Company”) and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (together with their affiliates that beneficially own any Notes, the “Supporting Noteholder”), being a beneficial owner of, and/or investment advisor or manager with investment discretion with respect to, the 8.5% Senior Notes due 2021 issued by the Company (the “Notes”) pursuant to the Indenture, in connection with a recapitalization transaction (the “Recapitalization Transaction”) as set out in, and to be implemented pursuant to, the plan of arrangement (the “Plan”) to be filed in respect of the Company in proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act (the “CBCA”) to be commenced before the Court.

Capitalized terms used but not otherwise defined in the main body of this Support Agreement have the meanings given to them in Schedule A or, to the extent noted in Schedule A, the Plan. A copy of the Plan in substantially final form, as such Plan may be amended, modified, varied and/or supplemented from time to time pursuant to its terms and the terms of this Support Agreement, is attached hereto as Schedule B.

In consideration of the covenants and agreements contained in this Support Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Supporting Noteholder (each a “Party”, and collectively, the “Parties”) hereby agree as follows:

1.	Recapitalization Transaction

The Parties agree to the terms of the Recapitalization Transaction (collectively, the “Recapitalization Transaction Terms”) set forth in this Support Agreement and the Plan, which is incorporated herein and made a part of this Support Agreement. The Parties further agree that the Recapitalization Transaction will be implemented in accordance with, and subject to the terms and conditions contained in, this Support Agreement and the Plan. In the case of a conflict between the provisions contained in the text of this Support Agreement and the Plan, the terms of the Plan shall govern.

2.	Representations and Warranties of the Supporting Noteholder

The Supporting Noteholder hereby represents and warrants to the Company (and acknowledges that the Company is relying upon such representations and warranties) that:

(a)

as of the date hereof, it is the sole beneficial owner of, or is an investment manager that exercises sole control and direction over, and has sole voting and investment discretion over, Notes in the principal amount(s) set forth on its signature page to this Support Agreement (collectively, the “Relevant Notes”, and the Relevant Notes, together with all Additional Notes (as defined below) and all obligations owing by the Company in respect of the Relevant Notes and the Additional Notes, including accrued and unpaid interest and any other amount that such Supporting Noteholder is entitled to claim in respect of the Relevant Notes and the Additional Notes pursuant to the Indenture or otherwise, its “Debt”) and no other Notes;

(b)	it has the power and authority to vote or direct the voting of its Relevant Notes;

(c)

except as contemplated by this Support Agreement, it has not deposited any of its Relevant Notes into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Notes where such trust, grant, agreement, understanding or arrangement would in any manner restrict the ability of the Supporting Noteholder to comply with its obligations under this Support Agreement, including the obligations in Section 4;

(d)

its Relevant Notes are not subject to any liens, charges, encumbrances, obligations or other restrictions that would reasonably be expected to adversely affect its ability to perform its obligations under this Support Agreement;

(e)

it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement (including the Plan) and the Recapitalization Transaction as a whole; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any person other than its own independent advisors;

(f)

this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery of this Support Agreement by the Company, this Support Agreement constitutes the legal, valid and binding obligation of the Supporting Noteholder, enforceable in accordance with its terms, subject to Laws of general application and bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally and general principles of equity;

(g)

it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this Support Agreement and to perform its obligations hereunder, including the power and authority to bind the beneficial owner(s) of its Relevant Notes to the terms of this Support Agreement, if applicable;

(h)

assuming receipt of the Interim Order and the Final Order, its execution and delivery of this Support Agreement and its performance of its obligations hereunder do not and will not violate or contravene, or result (with or without notice or the passage of time) in a violation, contravention or breach of, or constitute a default under, or require any consent, approval or notice (that has not yet been obtained or given, as applicable) under any of the terms, conditions or provisions of (i) its constating documents or (ii) any Law applicable to the Supporting Noteholder or any of its properties or assets or any Contract to which the Supporting Noteholder is a party or by which it or any of its properties or assets are bound, except in the case of clause (ii) where such violation, contravention, breach or default would not be reasonably be expected to, individually or in the aggregate, materially restrict, delay or impede the Supporting Noteholder’s ability to perform its obligations hereunder and to consummate the Recapitalization Transaction;

(i)

other than (i) the Interim Order and any approvals required by the Interim Order, (ii) the Final Order and (iii) any actions or filings the absence of which would not reasonably be expected to prevent or materially restrict or delay consummation of the Recapitalization Transaction, no authorization, approval, license, permit, order, authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to the Supporting Noteholder in connection with the execution, delivery and performance by the Supporting Noteholder of this Support Agreement and consummation of the transactions herein or the performance of its obligations hereunder;

(j)

neither the Supporting Noteholder nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree which would be reasonably be expected to, individually or in the aggregate, materially restrict, delay or impede the Supporting Noteholder’s ability to perform its obligations hereunder or to consummate the Recapitalization Transaction;

(k)

there are no claims, appeals, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of the Supporting Noteholder, threatened against, the Supporting Noteholder or any of its properties or assets, in each case before or by any Governmental Entity, that, individually or in the aggregate, could reasonably be expected to materially restrict, delay or impede the Supporting Noteholder’s ability to execute and deliver this Support Agreement, perform its obligations hereunder or consummate the Recapitalization Transaction; and

(l)	it is resident in the jurisdiction indicated on its signature page to this Support Agreement.

3.	The Company’s Representations and Warranties

The Company hereby represents and warrants to the Supporting Noteholder (and the Company acknowledges that the Supporting Noteholder is relying upon such representations and warranties) that, except as disclosed in the Information:

(a)

the Board has (i) with each member of the board present at the meeting of the Board in connection with Recapitalization Transaction voting in favour, approved the Recapitalization Transaction and has resolved to recommend to the Noteholders that they vote in favour of the Plan, and (ii) received the Fairness Opinion and the Fairness Opinion has not been withdrawn or modified as of the date of this Support Agreement;

(b)

it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement (including the Plan) and the Recapitalization Transaction as a whole; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any person other than its own independent advisors;

(c)

all necessary corporate actions have been taken by it to authorize the Recapitalization Transaction, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of, or the performance of its obligations under, this Support Agreement;

(d)

this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery of this Support Agreement by the Supporting Noteholder, this Support Agreement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to Laws of general application and bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally and general principles of equity;

(e)

it is duly organized, validly existing and in good standing under the Laws of Canada and has all necessary corporate power and authority to own or lease its property, as applicable, to execute and deliver this Support Agreement and to perform its obligations hereunder;

(f)

assuming receipt of the Interim Order and the Final Order and the Third Party Consents, its execution and delivery of this Support Agreement and its performance of its obligations hereunder (including the completion by it of the Recapitalization Transaction) do not and will not:

(i)

violate or contravene, or result (with or without notice or the passage of time) in a violation, contravention or breach of, or constitute a default under, or require any consent, approval or notice (that has not yet been obtained or given, as applicable) under any of the terms, conditions or provisions of, (A) its articles or bylaws, (B) any Law applicable to the Company or any of its properties or assets, (C) except as disclosed in Schedule A to the Disclosure Letter, any Contract to which the Company is a party or by which it or any of its properties or assets are bound, except, in each case (other than clause (A)), where such violation, contravention, breach or default would not be reasonably be expected to, individually or in the aggregate, (x) have a Material Adverse Effect or (y) materially restrict, delay or impede the Company’s ability to perform its obligations hereunder or consummate the Recapitalization Transaction;

(ii)

grant any person a right to reduce fees or other payments to the Company, or a right of first refusal, first opportunity or other right or option to acquire securities or property of the Company, or a right to compel the Company to acquire securities or other property of any other person, except, in each case, as would not be reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(iii)

except as disclosed in Schedule A to the Disclosure Letter, give rise to any right of termination or acceleration of indebtedness of the Company, or cause any indebtedness of the Company to come due before its stated maturity, or cause any credit commitment to cease to be available to the Company, or cause any payment or other obligation to be imposed on the Company under, any of the terms, conditions or provisions of any Contract to which the Company is a party or by which it or any of its properties or assets are bound, except as would not be reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(iv)

result in the creation of any Lien (other than the Liens that are to secure the New Secured Notes pursuant to the Recapitalization Transaction or Liens to secure the Credit Facility in connection with the Recapitalization Transaction in all cases substantially as described in the Circular or as otherwise acceptable to the Company and the Supporting Noteholder, each acting reasonably) upon any of the securities or property of the Company, except as would not be reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; or

(v)

cause the suspension or revocation of any Permit held by the Company or any of its subsidiaries that is in effect on the date hereof, except as would not be reasonably be expected to, individually or the aggregate, have a Material Adverse Effect;

(g)

other than (i) the Interim Order and any approvals required by the Interim Order, (ii) the Final Order, (iii) the Third Party Consents, and (iv) any actions or filings the absence of which would not reasonably be expected to prevent or materially restrict or delay consummation of the Recapitalization Transaction, no authorization, approval, license, permit, order, authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Support Agreement and consummation of the transactions herein or the performance of its obligations hereunder;

(h)

there are no claims, appeals, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of the Company, threatened against, the Company or against any of its property or assets, in each case before or by any Governmental Entity, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or materially restrict, delay or impede the Company’s ability to execute and deliver this Support Agreement, perform its obligations hereunder or consummate the Recapitalization Transaction;

(i)

neither the Company nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree which would be reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or materially restrict, delay or impede the Company’s ability to perform its obligations hereunder or to consummate the Recapitalization Transaction;

(j)

other than the Subsidiary, it does not have any subsidiaries, and it does not own or have any agreements of any nature to acquire, directly or indirectly, any shares in the capital of or other equity or proprietary interests in any Person, and at no time since December 31, 2015 has it had a significant interest (as that term is defined for purposes of Section 34.2 of the Tax Act) in a partnership;

(k)

its audited financial statements as at and for the fiscal years ended December 31, 2016 and 2015 (including the notes thereto) (collectively, the “Financial Statements”) were prepared in accordance with IFRS, consistently applied (except as indicated in the notes thereto), and fairly present in all material respects the financial position, changes in equity, results of operations and cash flows of the Company as of the dates thereof and for the periods indicated therein;

(l)

it (i) has conducted its business in compliance with all applicable Laws and has not received any notice to the effect that, or has otherwise been advised that, it is not in compliance with such Laws, (ii) has obtained and is in compliance with all Permits required by applicable Laws to conduct its business as it is now being conducted, and (iii) is not in default of any filings with, or payment of any license, registration or qualification fee owing to, any Governmental Entity, except, in each case, as would not be reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(m)

except as disclosed in the Financial Statements, the Company has no material liabilities, indebtedness or obligations of any nature that would be required to be disclosed on a balance sheet of the Company (or the notes thereto) prepared in accordance with IFRS (whether accrued, absolute, contingent or otherwise) other than liabilities, indebtedness or obligations incurred since December 31, 2016 by the Company in the ordinary course of business consistent with past practice;

(n)

(i) except as disclosed in Schedule B to the Disclosure Letter, or as would not be reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company has good and marketable title to all its assets and no person has any Contract, or any right or privilege capable of becoming a right, to purchase any assets (other than current assets) from the Company, (ii) the Company has good and marketable title to all of its material real property free and clear of all Liens except such as would not be reasonably expected to, individually or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company, and (iii) all of the leases, subleases and agreements that are material to the business of the Company and under which the Company holds real property are in full force and effect, and the Company does not have any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company under such leases, subleases or agreements, or affecting or questioning the rights of the Company to the continued possession of the property under any such lease, sublease or agreement;

(o)

(i) there are no pending material claims or, to the knowledge of the Company, threatened material claims, against the Company arising out of any Environmental Laws; (ii) it is in compliance with all, and has not violated any, Environmental Laws, and (iii) neither the Company nor, to the Company’s knowledge, any other person has caused any Discharge of any Hazardous Substances on, at, in, under or from any real or immovable properties currently or, to the Company’s knowledge, previously owned, operated or occupied by the Company that is reasonably likely to form the basis of any claim against the Company, except, in the cases of clause (ii) and (iii), as would not be reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(p)

(i) the Company has (A) duly and timely filed, or caused to be filed, all Returns required to be filed by it prior to the date hereof, and all such Returns are true and correct in all material respects; (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and for which adequate reserves have been provided in the Financial Statements; (C) duly and timely withheld, or caused to be withheld, all Taxes required or permitted by Law to be withheld by it (including Taxes and other amounts required or permitted to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes required by Law to be remitted by it; and (D) duly and timely collected, or caused to be collected, any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Tax authority any such amounts required by Law to be remitted by it; (ii) the unpaid Taxes of the Company and its subsidiaries did not, as of the date of the Financial Statements, exceed the reserves and provisions for Taxes accrued but not yet due as reflected in the Financial Statements; (iii) (A) there are no audits or investigations in progress, pending or, to the knowledge of the Company, threatened by any Governmental Entity with respect to Taxes against the Company; and (B) no deficiencies, litigation, proposed adjustments or matters in controversy with respect to Taxes exist or have been asserted or have been raised by any Governmental Entity which remain unresolved at the date hereof, and no action or proceeding for assessment or collection of Taxes has been taken, asserted, or to the knowledge of the Company, threatened, against the Company or its assets, except, in each case, as are being contested in good faith and for which adequate reserves have been provided in the Financial Statements; (iv) there is no election, agreement or waiver extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Return or any payment of any Taxes by, the Company that has effect for any period ending after the Effective Date; (v) the Company has made available to the Supporting Noteholder true and accurate copies of all Returns since December 31, 2012; and (vi) for the purposes of the Tax Act and any other relevant Tax purposes, the Company is resident in Canada and not in any other country;

(q)

except as disclosed in Schedule C to the Disclosure Letter, there are no “change of control” payments or similar payments or compensation that would be payable by the Company to any Person under any Contract to which the Company is a party or by which it or its properties or assets are bound, in each case as a result of the implementation of the Recapitalization Transaction;

(r)

except as disclosed in Schedule D to the Disclosure Letter, (i) the Company is not a party to any written or oral agreement, arrangement, plan, obligation or understanding providing for severance or termination payments to, or any change of control agreement with, any any director, officer, employee or consultant of the Company, and (ii) no Person will, as a result of the Company implementing the Recapitalization Transaction (either alone or upon the occurrence of any subsequent termination of employment), become entitled to (A) any material retirement, severance, bonus or other similar payment or benefit (or any increase therein); (B) the acceleration of the vesting, the time to exercise or the time of payment of any employee benefits; (C) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company, or (D) receive any additional material payments, compensation or benefits, or funding of any compensation or benefits, under or in respect of any employee benefits;

(s)

the Company is not a party to any collective bargaining agreement nor, to the knowledge of the Company, subject to any application for certification or threatened or apparent union-organizing campaigns for Company employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of the Company, threatened strikes or lockouts at the Company;

(t)

(i) the Company has made available to the Supporting Noteholder true and accurate copies of all Material Contracts, (ii) all of the Material Contracts are valid, binding and enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally or general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity), and (iii) except as disclosed in Schedule E to the Disclosure Letter, (x) there is no existing (or, to the knowledge of the Company, threatened) breach or default under or with respect to, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would be reasonably be expected to, individually or in the aggregate, constitute a breach or default by the Company under, or with respect to, any of the Material Contracts, (y) the Company has not waived any rights under any Material Contract, and (z) there exists no state of facts which, after notice or lapse of time or both, would trigger any pre-emptive rights or rights of first refusal under the Material Contracts, except, in each case, such as would not be reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(u)	the Company is not a “reporting issuer” in any of the Provinces or Territories of Canada;

(v)	since December 31, 2016, except as disclosed in Schedule F to the Disclosure Letter and expressly contemplated by this Support Agreement:

(i)	the Company has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	other than in the ordinary course of business, there has not been any acquisition or disposition by the Company of any material property or assets;

(iii)

other than in the ordinary course of business, there has not been any incurrence, assumption or guarantee by the Company of any debt for borrowed money, any creation or assumption by the Company of any Lien (other than Ordinary Course Liens (as defined below)) on any material assets or any making by the Company of any loan, advance or capital contribution to or investment in any other Person;

(iv)

other than in the ordinary course of business consistent with past practice, there has not been any material increase in the compensation payable to or to become payable by the Company to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors, officers, employees or consultants; and

(v)

the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution of any kind on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its outstanding shares of any class or agreed to do so;

(w)

policies of insurance are in force as of the date hereof naming the Company as an insured that adequately cover all risks as are customarily covered by companies in the industries in which the Company operates, and all premiums payable prior to the date hereof under such policies of insurance have been paid and the Company has not failed to make a claim thereunder on a timely basis;

(x)

(i) the Company is not indebted to any of its directors, officers or employees or any of their affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses) and (ii) none of the Company’s directors or officers or direct or indirect shareholders, or any associate or affiliate of any such Person, is a party to any loan, contract, arrangement or understanding or other transactions or series of related transactions with the Company that would be required to be disclosed by the Company pursuant to Item 7 of Form 20-F of the U.S. Exchange Act, and the particulars of each such loan, contract, arrangement or understanding disclosed or referred to in the Information is set forth in Schedule G to the Disclosure Letter; and

(y)

except for Perella Weinberg Partners and Morrison Park Advisors (together, the “Financial Advisors”), no agent, broker, finder, investment banker or other person is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, the Company in connection with this Support Agreement or the Recapitalization Transaction based on arrangements made by or on behalf of the Company. All brokerage, finder’s or other fees or commissions that are or may be payable to either Financial Advisor in connection with this Support Agreement or the Recapitalization Transaction are disclosed in Schedule H to the Disclosure Letter.

4.	Supporting Noteholder’s Covenants

The Supporting Noteholder hereby acknowledges, covenants and agrees:

(a)	to the Recapitalization Transaction Terms (including the terms of this Support Agreement and the Plan);

(b)

not to, without the prior written consent of the Company, directly or indirectly, sell, assign, lend, pledge, mortgage, hypothecate, dispose or otherwise transfer (in each case, “Transfer”) any of its Debt or any rights or interests therein (or permit any of the foregoing with respect to any of its Debt) or enter into any agreement, arrangement or understanding in connection therewith, provided that the Supporting Noteholder may Transfer its Debt to a transferee who is an Investment Affiliate or another fund that is managed, advised or sub-advised by the Supporting Noteholder or any investment manager, adviser or sub-adviser (or their affiliate) of the Supporting Noteholder for which the Supporting Noteholder has (and continues to exercise) sole voting and investment discretion with respect to the Debt subject to such Transfer (a “Permitted Affiliate Transferee”) and the Supporting Noteholder shall continue to be bound by this Support Agreement in respect of all of its Debt. Any Transfer that does not comply with this Section4(b) shall be void ab initio. The above shall not prohibit, and term “Transfer” shall not include, any grant of a security interest that generally applies to investments of the Supporting Noteholder or its affiliates which does not adversely affect the Supporting Noteholder’s ability to perform its obligations under this Support Agreement;

(c)

that, for greater certainty, if the Supporting Noteholder assigns all of its Debt pursuant to Section 4(b), this Support Agreement shall continue to be binding upon the Supporting Noteholder with respect to any Notes it subsequently acquires;

(d)

if the Supporting Noteholder acquires beneficial ownership of additional Notes other than the Relevant Notes (“Additional Notes”), such Additional Notes shall automatically and immediately upon acquisition of beneficial ownership by the Supporting Noteholder together with all accrued and unpaid interest and any other amount that such Supporting Noteholder is entitled to claim in respect of the Additional Notes pursuant to the Indenture or otherwise shall be deemed to constitute its Debt subject to the terms of this Support Agreement, and the Supporting Noteholder hereby agrees to provide written notice to the Company advising of (i) the acquisition by the Supporting Noteholder of Additional Notes, (ii) the principal amount of Additional Notes acquired by the Supporting Noteholder, and (iii) the date of such acquisition, within three Business Days after any such acquisition;

(e)	not to, directly or indirectly,

(i)

except as contemplated by this Support Agreement, deposit any of its Debt into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Debt if such trust, grant, agreement, understanding or arrangement would in any manner restrict the ability of the Supporting Noteholder to comply with its obligations under this Support Agreement, including the obligations in this Section 4; or

(ii)	take any action with the intent of delaying, frustrating or hindering the consummation of the Recapitalization Transaction and the Plan;

(f)	to vote (or cause to be voted) all of its Debt that it is entitled to vote (or cause to be voted), which for certainty includes its Relevant Notes:

(i)	in favour of the approval, consent, ratification and adoption of the Plan (and any actions required in furtherance thereof) in accordance with the terms herein; and

(ii)

against the approval, consent, resolution, ratification and adoption of any matter or transaction that, if approved, consented to, resolved, ratified or adopted could reasonably be expected to amend or alter in a manner inconsistent with the Recapitalization Transaction Terms, or materially delay, suspend, challenge, frustrate or hinder consummation of, the Recapitalization Transaction or the Plan,

and that it shall tender its proxy or voting instructions for any such vote in a timely manner in compliance with any deadlines set forth in the Interim Order;

(g)

not to propose, file, solicit, vote for or otherwise support any alternative offer, restructuring, exchange offer, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Company, including any proceeding or plan of arrangement under the CBCA, other legislation or otherwise, that is inconsistent with the Recapitalization Transaction and the Plan, except with the prior written consent of the Company;

(h)

to otherwise support the approval of the Plan (on terms consistent with the Recapitalization Transaction Terms) by the Court as promptly as practicable in a manner consistent with this Support Agreement;

(i)

not to accelerate or enforce or take any action or initiate any proceeding to accelerate or enforce the payment or repayment of any of its Debt, and not to support any other Person in taking any of the foregoing enforcement actions, in connection with any Transaction Related Act (as defined below);

(j)

to forbear from exercising, or directing the Trustee from exercising, remedies, powers or privileges, or from instituting any enforcement actions or collection actions with respect to any obligations under the Indenture, in connection with any Transaction Related Act;

(k)

to the existence and factual details of this Support Agreement being set out in any public disclosure made by the Company, including, without limitation, press releases and court materials, and to the public filing of this Support Agreement, on EDGAR or otherwise, and with the Court in connection with the CBCA Proceedings;

(l)

to waive, now and in the future, any default or event of default under the Indenture that may occur solely as a result of any action taken prior to any termination of this Support Agreement for (i) the commencement and/or continuation of the CBCA Proceedings in conformity with this Support Agreement, or (ii) the pursuit of the Recapitalization Transaction, including the entering into of any related documents, in conformity with this Support Agreement (each such action, a “Transaction Related Act”), and to not take any enforcement steps (and to direct the Trustee not to take any enforcement steps) in connection therewith;

(m)	to consent to a stay of any defaults as a result of any Transaction Related Act(s) in connection with its Debt (and to direct the Trustee to consent to such stay); and

(n)

that the Company is not obligated to file, and has no present intention of filing, with any securities commission, regulator or administrator any registration statement or prospectus in respect of the issuance or resales of any of its securities, including any securities issued in connection with the Recapitalization Transaction (for greater certainty, the Supporting Noteholder makes no representation as to whether any such filing is required in connection with the Debt for the Recapitalization Transaction).

Notwithstanding the foregoing, with the exception of Sections 4(k) and 4(l), any waiver, consent, vote, approval or direction provided by the Supporting Noteholder in connection with the Recapitalization Transaction pursuant to this Support Agreement shall not continue, and shall be immediately revoked and deemed void ab initio, if this Support Agreement is terminated; provided, however, that any act, step or transaction that is made, taken, pursued, completed or omitted, as applicable, by the Company in good faith prior to the termination of this Support Agreement in reliance on such waiver, consent, vote, approval or direction provided by the Supporting Noteholder shall not result in any liability of, or claim by the Supporting Noteholder against, the Company hereunder, provided, in each case, that such act, step or transaction that is made, taken, pursued, completed or omitted, as applicable, is not in conflict with the Company’s obligations under this Support Agreement, the Confidentiality Agreement, the Reimbursement Agreement or any other agreement to which the Company and the Supporting Noteholder are a party at the time thereof. Except as otherwise set forth in this Support Agreement, none of foregoing prohibitions shall limit the Supporting Noteholder’s rights under the Indenture, any other document, or applicable Law to appear and participate as a party in interest in any matter to be adjudicated in any case concerning the Company or MWI in any forum, so long as such appearance and the positions advocated in connection therewith are consistent with the Recapitalization Transaction Terms and do not materially hinder, delay or impede consummation of the Recapitalization Transaction.

For the avoidance of doubt, and notwithstanding anything to the contrary in this Section 4, in no event shall the Supporting Noteholder be prevented from (1) enforcing the express covenants of Company provided for herein, including the Company’s covenants in Section 5, or exercising any of its rights hereunder or (2) executing, delivering and performing its obligations under the Exchange Agreement and exercising its rights thereunder, and, in each case, any action by or on behalf of the Supporting Noteholder in furtherance thereof will not constitute a breach or violation of the terms of this Support Agreement, nor give rise to any rights, privileges or entitlements to the Company of any kind under this Support Agreement. In addition, in no event shall failure by the Company to pay accrued and unpaid interest on the Notes on April 1, 2017 constitute a Transaction Related Act.

5.	Company’s Covenants

The Company hereby acknowledges, covenants and agrees:

(a)	to the Recapitalization Transaction Terms (including the terms of this Support Agreement and the Plan);

(b)

to (i) apply to the Court pursuant to section 192 of the CBCA and prepare, file and diligently pursue an application for the Interim Order, (ii) afford the Supporting Noteholder and its Advisors a reasonable opportunity to review and comment on drafts of the Circular (and, in any event, at least five Business Days in advance of circulating the Circular to Noteholders) and accept reasonable comments made by them, and (iii) include in the Circular the recommendation of the Board that Noteholders vote in favour of the Plan and a copy of the Fairness Opinion;

(c)

to use commercially reasonable efforts to pursue and support the Recapitalization Transaction and to achieve the following timeline (which timeline may be extended at any time as agreed in writing by the Company and the Supporting Noteholder):

(i)	Court approval of the Interim Order shall have been obtained by no later than March 10, 2017;

(ii)	the Meeting shall have been convened by no later than April 18, 2017;

(iii)	the Plan shall have been approved by the Court pursuant to the Final Order by no later than April 28, 2017; and

(iv)	the Recapitalization Transaction shall have been implemented pursuant to the Plan on or prior to the Outside Date;

(d)

to provide draft copies of all motions or applications and other material documents that the Company intends to file with the Court with respect to the Recapitalization Transaction and the Plan to the Advisors as soon as practicable prior to filing such materials with the Court, and all such filings shall be acceptable to the Supporting Noteholder, acting reasonably;

(e)

no earlier than the time at which the Interim Order is granted and no later than 8:00 a.m. (prevailing Eastern time) on the Business Day following the granting of the Interim Order, to issue a press release or other public disclosure that discloses the material provisions of the Recapitalization Transaction and that is acceptable to the Company and the Supporting Noteholder, each acting reasonably, and such press release may refer to the “Disclosure Information” contained in the “Cleansing Materials” (each as defined in the Confidentiality Agreement) for any part of such disclosure; and the Parties further agree that the “Disclosure Time” (as defined in and for purposes of the Confidentiality Agreement) shall be the date and time the Interim Order is granted (or, if earlier, the date and time this Support Agreement is terminated in accordance with Section 12) and that the Cleansing Materials shall not be filed or otherwise publicly disclosed in advance thereof unless otherwise required by Law;

(f)

to comply with the terms and covenants of the Indenture other than any terms and covenants that would restrict or impede (i) the commencement and/or continuation of the CBCA Proceedings in conformity with this Support Agreement; and (ii) the pursuit of the Recapitalization Transaction, including the entering into of any related documents, in conformity with this Support Agreement;

(g)

except as is otherwise expressly contemplated by the Recapitalization Transaction Terms and this Support Agreement, or is required by applicable Law, to operate its business in the ordinary course of business, and, without limiting the generality of the foregoing, the Company shall not, directly or indirectly, except as is otherwise expressly contemplated by the Recapitalization Transaction Terms and this Support Agreement or as is required by applicable Law:

(i)

(A) amend or propose to amend the articles, by-laws or other constating documents of the Company or the terms of any securities of the Company or split, combine or reclassify any outstanding Company Shares or undertake any capital reorganization or reduction of capital or any combination thereof, (B) redeem, purchase or offer to purchase any Company Shares or other securities of the Company, (C) issue, grant, sell, distribute, dividend or authorize, or agree to issue, grant, sell, distribute, dividend or authorize, any shares of the Company or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of the Company, (D) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any share of the Company, (E) reduce the stated capital of the shares of the Company, or (F) make any other material changes to the Company’s corporate or capital structure;

(ii)

(A) prepay, redeem prior to maturity, defease, refinance, repurchase or make other prepayments in respect of its funded indebtedness, or refinance or otherwise materially amend any material portion of its existing indebtedness, (B) make any other payments (other than interest payments as and when due in the ordinary course) or pay any fees of any kind in respect of any indebtedness for borrowed money including any consent, waiver or default fee, (C) create, incur, issue, assume, guarantee or otherwise become directly liable with respect to indebtedness of any kind whatsoever (except for indebtedness that is incurred in the ordinary course of business that is not material), or (D) create, incur, assume or otherwise cause or suffer to exist or become effective any new Lien on, over or against any of its assets or property (except for any Lien that is incurred in the ordinary course of business or other Ordinary Course Lien, in each case where such Lien is not to secure indebtedness for borrowed money except as permitted by Section 5(j));

(iii)

(A) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or commence, or consent to, Insolvency Proceedings, (B) reorganize, amalgamate, consolidate or merge the Company with or into, or sell all or substantially all of its assets to, any other person, or (C) acquire or agree to acquire (by acquisition of shares or assets or otherwise) any person, or make any investment either by purchase of shares or securities, contributions of capital or property transfer in or to any other person, where such acquisitions and investments have a value greater than $1.0 million in the aggregate;

(iv)

(A) materially increase compensation or severance entitlements or other benefits payable to directors, officers or other senior management of the Company, enter into any key employee retention plans or make any Bonus Payments other than in the ordinary course, (B) enter into or materially modify any severance or similar agreements, policies or arrangements with, or authorize any other form of material increase of compensation or any material increase of benefits payable to, or accelerate the vesting of any item of compensation of employee benefits with respect to, or (other than in the ordinary course of business) make any loan to, any director, officer or employee (or independent contractor) of the Company or make determinations under any benefit or other plans that are inconsistent with past practices, or (C) other than in the ordinary course of business, pay (other than pursuant to existing agreements) or incur any termination, severance, retention or similar payments to any employee, officer or director of the Company;

(v)	transfer, lease, license or otherwise dispose of all or any material part of its property, assets or undertakings outside of the ordinary course;

(vi)

(A) enter into any contract that, if entered into prior to the date hereof, would have been a Material Contract, or (B) modify or amend in any material respect, assign or terminate any Material Contract; or

(vii)

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations (including any claims of Noteholders and any Noteholder litigation relating to the Recapitalization Transaction or otherwise) for an amount exceeding $1.0 million in the aggregate, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements;

(h)

to use commercially reasonable efforts to cause its current insurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)

to promptly notify the Advisors of any claims threatened or brought against it which may be reasonably be expected to materially impede or delay the consummation of the Recapitalization Transaction or any material part thereof;

(j)

from and after the date hereof and until the earlier of (x) two years from the date hereof, and (y) the date that the Supporting Noteholder and its Permitted Affiliate Transferees cease, in the aggregate, to beneficially own at least $50 million principal amount of Notes, not to (i) create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind securing “Indebtedness” (as currently defined in the Indenture) upon or with respect to any property or assets of the Company or any of its subsidiaries, other than “Permitted Liens” (as currently defined in the Indenture) of the type referred to in clauses (1), (2), (3), (4), (5), (6), (8), (9), (11), (12), (13), (14), (15), (18) or (19) of such “Permitted Liens” definition (collectively, “Ordinary Course Liens”) or to secure Indebtedness incurred under the Credit Facility pursuant to clause (10) of such “Permitted Liens” definition, or (ii) increase the total amount available to be borrowed under the Credit Facility, in each case without the prior written consent of the Supporting Noteholder; provided, however, that from and after one year from the date hereof, the Company may incur up to $15 million of additional “Indebtedness” (as currently defined in the Indenture) permitted by Section 4.09(x) of the Indenture (and incur Liens in respect thereof pursuant to clause (16) of such “Permitted Liens” definition) if the proceeds therefrom are used exclusively for working capital purposes; and

(k)

to comply with the Reimbursement Agreement (and, for purposes of the Reimbursement Agreement, only notice of termination of this Support Agreement that is given in accordance with Section 12 shall constitute notice by a Party to the other Party that it will not proceed with the “Proposed Transaction” (within the meaning of the Reimbursement Agreement)).

6.	Early Consent Consideration

Each Noteholder that on or prior to the Early Consent Date (i) votes its Notes in favour of the Plan pursuant to the terms of the Interim Order, and (ii) provides evidence satisfactory to the Company of the Notes held and voted by such Supporting Noteholder as at the Voting Record Date shall, subject to the terms of the Plan, receive on the Effective Date, as additional consideration for its Notes, New Secured Notes in the principal amount equal to 5% of the principal amount of Notes held by such Noteholder on the Voting Record Date that are voted by or on behalf of such Supporting Noteholder in favour of the Plan on or before the Early Consent Date (the “Early Consent Consideration”). For greater certainty, the Early Consent Consideration shall be payable subject to, and only upon, implementation of the Plan.

7.	Alternative Transaction

(a)

In the event the Recapitalization Transaction is not implemented due to a failure to obtain approval of the Plan by the required majority of Noteholders pursuant to the terms of the Interim Order in the CBCA Proceedings or otherwise, the Company intends to enter into a transaction with the Supporting Noteholder involving an exchange of Notes held by the Supporting Noteholder into new secured notes of the Company (the “Alternative Transaction”). The terms of the Alternative Transaction would be negotiated by the Company and the Supporting Noteholder.

(b)

For the avoidance of doubt, and notwithstanding anything to the contrary in this Support Agreement, it is expressly agreed that in no event shall the terms of this Support Agreement prevent any Party from taking action to pursue an Alternative Transaction following a termination of this Support Agreement (if the Plan is not implemented), and action by a Party in furtherance thereof will not constitute a breach or violation of the terms of this Support Agreement.

8.	Conditions to Supporting Noteholder’s Support Obligations

The Supporting Noteholder’s obligations to vote in favour of and support the Plan pursuant to Sections 4(f) and 4(h) shall be subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of the Supporting Noteholder and may be waived, in whole or in part, solely by the Supporting Noteholder (provided that the Supporting Noteholder may not avoid its obligations hereunder if any failure to satisfy any such condition results from an action, error or omission by or within the control of the Supporting Noteholder):

(a)	the Plan and all material transaction documents relating to the Recapitalization Transaction and the Plan shall be in form and substance satisfactory to the Supporting Noteholder, acting reasonably;

(b)

all orders made and judgments rendered by any competent court of law and all rulings and decrees of any competent regulatory body, agent or official in relation to the CBCA Proceedings shall be satisfactory to the Supporting Noteholder, acting reasonably;

(c)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction that prohibits or materially restrains or impedes or (or if granted could reasonably be expected to prohibit or materially restrain or impede) the Recapitalization Transaction or the Plan or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction or the Plan;

(d)	all actions taken by the Company in furtherance of the Recapitalization Transaction and the Plan shall be consistent in all material respects with the Plan and this Support Agreement; and

(e)	the Company shall be in material compliance with its commitments and obligations under or in respect of this Support Agreement.

9.	Conditions to the Recapitalization Transaction

(a)

The Recapitalization Transaction (and the respective obligations of each of the Parties to complete the Recapitalization Transaction) shall be subject to the satisfaction of the following conditions prior to or at the time the Recapitalization Transaction is implemented (the “Effective Time”) each of which is for the mutual benefit of the Company, on the one hand, and the Supporting Noteholder, on the other hand, and may be waived, in whole or in part, only with the mutual consent of the Company and the Supporting Noteholder (provided that no Party shall avoid its obligations hereunder if the failure to satisfy any such condition results from an action, error or omission by or within the control of such Party):

(i)

the Interim Order shall have been obtained on terms consistent with this Support Agreement and shall be in form and substance satisfactory to the Company and the Supporting Noteholder, each acting reasonably;

(ii)	the Plan shall have been approved by the requisite majority of Noteholders in conformity with the Interim Order and the CBCA as and to the extent required by the Court;

(iii)

the Plan shall have been approved pursuant to the Final Order on terms consistent with this Support Agreement and shall be in form and substance satisfactory to the Company and the Supporting Noteholder, each acting reasonably, and the Final Order shall have become a final order, the implementation, operation or effect of which shall not (A) have been stayed, varied in a manner not acceptable to the Company or the Supporting Noteholder, each acting reasonably, or vacated, or (B) be subject to pending appeal or leave to appeal, and the appeal periods relating thereto shall have expired;

(iv)	the New Secured Notes, the New Indenture and the Intercreditor Agreement shall each be in form and substance satisfactory to the Company and the Supporting Noteholder, each acting reasonably;

(v)

to the extent recognition proceedings are commenced pursuant to Section16(r), the Company shall have obtained an order under Chapter 15 of the U.S. Bankruptcy Code recognizing the CBCA Proceedings and giving effect to the Final Order;

(vi)	the Third Party Consents shall have been obtained, as applicable, on terms and conditions satisfactory to the Company and the Supporting Noteholder, each acting reasonably;

(vii)

the Company, MWI and the Supporting Noteholder shall have entered into the Exchange Agreement prior to the Effective Date, the Exchange Agreement shall not have been terminated, and all conditions precedent under the Exchange Agreement (other than the filing of the Articles of Arrangement) shall have been satisfied in escrow (or waived in accordance with the terms of the Exchange Agreement) immediately prior to the Effective Time;

(viii)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application, motion or objection shall have been made to any Governmental Entity by any Person, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity or Person, in consequence of or in connection with the Recapitalization Transaction or the Plan that prohibits or materially restrains or impedes (or if granted would reasonably be expected to prohibit or materially restrain or impede), the Recapitalization Transaction or the Plan or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction Terms or the Plan;

(ix)	the Effective Date shall have occurred no later than the Outside Date; and

(x)	this Support Agreement shall not have been terminated in accordance with its terms.

(b)

The obligations of the Company to complete the Recapitalization Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the exclusive benefit of the Company and may be waived, in whole or in part, solely by the Company (provided that the Company may not avoid its obligations hereunder if the failure to satisfy any such condition results from an action, error or omission by or within the control of the Company):

(i)

the Supporting Noteholder shall have complied in all material respects with its covenants and obligations in this Support Agreement that are to be performed on or before the Effective Date, except where any failure or failures of the Supporting Noteholder to have so complied would not, individually or in the aggregate, reasonably be expected to materially delay or materially impede the completion of the Recapitalization Transaction; and

(ii)

all representations and warranties of the Supporting Noteholder set forth in this Support Agreement shall be true and correct in all material respects as of the Effective Date with the same force and effect as if made at and as of such time (except for representations and warranties that are given as of a specified date, which shall be true and correct in all material respects as of such date), except where any failure or failures of any such representations and warranties to be so true and correct in all material respects would not, individually or in the aggregate, reasonably be expected to materially delay or materially impede the completion of the Recapitalization Transaction.

(c)

The obligations of the Supporting Noteholder to complete the Recapitalization Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the exclusive benefit of the Supporting Noteholder and may be waived, in whole or in part, solely by the Supporting Noteholder (provided that the Supporting Noteholder may not avoid its obligations hereunder if the failure to satisfy any such condition results from an action, error or omission by or within the control of the Supporting Noteholder):

(i)	the Company shall have complied in all material respects with its covenants and obligations in this Support Agreement that are to be performed on or before the Effective Date;

(ii)

all representations and warranties of the Company set forth in this Support Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Date with the same force and effect as if made at and as of the Effective Date (except for representations and warranties that are given as of a specified date, which shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of such date), except where any failure or failures of any such representations and warranties to be so true and correct in all respects would not be reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect or reasonably be expected to materially delay or materially impede the completion of the Recapitalization Transaction, and the Supporting Noteholder shall have received a certificate of the Company addressed to the Supporting Noteholder and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(iii)	all actions taken by the Company in furtherance of the Recapitalization Transaction and the Plan shall be consistent in all material respects with the Plan and this Support Agreement;

(iv)

the Reimbursable Expenses shall have been paid in full to the Supporting Noteholder and/or the Advisors, as applicable, provided that the Supporting Noteholder and/or the Advisors shall have provided the Company with invoices for all such Reimbursable Expenses at least five Business Days prior to the Effective Date (any such invoice shall identify Reimbursable Expenses incurred up to a date within three Business Days prior to such invoice and an estimate of Reimbursable Expenses (which estimate must be acceptable to the Company, acting reasonably) that have and will be incurred from such date through to and including the Effective Date); and

(v)

any accrued and unpaid interest owing under the Notes up to (but excluding) the Effective Date shall have been paid in cash (excluding, for greater certainty, any default interest) to the Trustee for payment to the Noteholders in accordance with the terms of the Plan.

10.	Releases

The Parties agree that there shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction under the CBCA pursuant to the Plan and the Final Order, substantially in the form provided in the form of Plan attached hereto as Schedule B, and pursuant to corresponding contractual releases entered into among the Parties, which releases are to be effective as of the Effective Date (collectively, the “Releases”). The Releases shall provide, inter alia, that the Company, MWI, the Noteholders (including the Supporting Noteholder), and the foregoing persons’ respective shareholders, members, partners, current and former directors and officers, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Released Parties”) shall be released and discharged from any and all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Notes, the Indenture, the Recapitalization Transaction, the Plan, the CBCA Proceedings and any of the transactions contemplated herein or in the Exchange Agreement, and any other actions, agreements, documents or matters related directly or indirectly to the foregoing, provided that the Parties shall not be released from or in respect of any of their respective obligations under the Recapitalization Transaction, the Support Agreement, the Plan, the Exchange Agreement, or any other agreement or transaction entered into in connection with, or ancillary to, the foregoing.

11.	Non-Solicitation; Superior Proposal

(a)

The Company shall pursue and support the Recapitalization Transaction in good faith and, except as otherwise provided in Section 11(b), the Company shall not, directly or indirectly (including through any of its Representatives), solicit or recommend, or approve, accept or enter into any agreement or arrangement related to, any recapitalization, restructuring or other transaction that is an alternative to the Recapitalization Transaction (any such alternative, an “Alternate Transaction”).

(b)

Notwithstanding Section 11(a) and any other provision of this Support Agreement (excluding Section 5(j)), until the Plan has been approved by the required majority of Noteholders pursuant to the Interim Order, the Company shall be permitted (directly or through its advisors or Representatives) to:

(i)

receive any offer, proposal, inquiry or request for discussions or negotiations from a third party in respect of an Alternate Transaction that was not solicited in contravention Section 11(a) (an “Alternate Proposal”) and furnish information with respect to the Company to, and negotiate such Alternate Proposal with, such third party and its Representatives; provided that, in each case, prior thereto the Board, on advice of its outside financial advisor and outside legal counsel, has determined that the Alternate Proposal is, or could reasonably be expected to lead to, a Superior Proposal; and

(ii)

terminate this Support Agreement pursuant to Section 12(b)(i) and enter into a definitive agreement (a “Proposed Agreement”) with any third party providing for any Alternate Proposal that is a Superior Proposal; provided that the Company may do so only after the Company has consulted with and reviewed such Alternate Proposal with the Supporting Noteholder (provided, however, that the Company shall not be required to, and shall not, provide the Supporting Noteholder with any detail as to such Alternate Proposal if, following notice thereof, the Supporting Noteholder notifies the Company that it does not wish to have any such details).

12.	Termination

(a)

This Support Agreement may be terminated by the Supporting Noteholder, by providing written notice to the Company in accordance with Section 16(o), upon the occurrence and continuation of any of the following events:

(i)	if the Company fails to meet any of the requirements set forth in Section 5(c) within the times set forth therein (as such times may be extended in accordance with Section 5(c));

(ii)	if the Company enters into a written agreement to pursue a Superior Proposal;

(iii)

if (A) the Company has breached any of its obligations, covenants, representations or warranties under this Support Agreement, (B) such breach would cause the conditions set forth in Section 9(c)(i) or 9(c)(ii) to not be satisfied, and (C) if such obligation, covenant, representation or warranty is curable, it remains uncured five Business Days after receipt by the Company of written notice thereof; provided that the Supporting Noteholder may not terminate this Support Agreement pursuant to this Section 12(a)(iii) if such Supporting Noteholder is then in breach of its obligations, covenants, representations or warranties under this Support Agreement so as to cause any of the conditions set forth in Section 9(a) or Section 9(b) to not be satisfied;

(iv)	if the Company shall have breached any of its obligations under Section 11(a) in any respect or any of its obligations under the balance of Section 11 in any material respect;

(v)

upon the issuance of any final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity (other than a frivolous or vexatious application by a Person other than a Governmental Entity), or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan, which materially restrains, impedes or prohibits the Recapitalization Transaction or the Plan;

(vi)

if (A) the CBCA Proceedings are dismissed, (B) Insolvency Proceedings are commenced (or the Company consents to the institution of Insolvency Proceedings) or (C) a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to the Company, unless such appointment is made with the prior written consent of the Supporting Noteholder;

(vii)

upon the amendment, modification or filing of a pleading by the Company seeking to amend or modify the Recapitalization Transaction Terms or the Plan, if such amendment or modification is not acceptable to the Supporting Noteholder, acting reasonably; or

(viii)

if the Recapitalization Transaction and the Plan have not been implemented by the Outside Date, unless the failure by the Supporting Noteholder to fulfill any of its obligations or the breach of any of the Supporting Noteholder’s representations and warranties under this Support Agreement has been the cause of, or resulted in, the Plan not being implemented by the Outside Date.

(b)

This Support Agreement may be terminated by the Company, by providing written notice to the Supporting Noteholder in accordance with Section 16(o), upon the occurrence and continuation of any of the following events:

(i)	at any time prior to the Meeting, if the Company enters into a Proposed Agreement with respect to a Superior Proposal in compliance with Section 11 hereof;

(ii)

if (A) the Supporting Noteholder has breached any of its obligations, covenants, representations or warranties under this Support Agreement, (B) such breach would cause the conditions set forth in Section 9(b)(i) or Section 9(b)(ii) to not be satisfied, and, (C) if such obligation, covenant, representation or warranty is curable, it remains uncured for five Business Days after receipt by the Supporting Noteholder of written notice thereof; provided that the Company may not terminate this Support Agreement pursuant to this Section 12(b)(ii) if the Company is then in breach of its obligations, covenants, representations or warranties under this Support Agreement so as to cause any of the conditions set forth in Section 8, Section 9(a) or Section 9(c) to not be satisfied;

(iii)

upon the issuance of any final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity (other than a frivolous or vexatious application by a Person other than a Governmental Entity), or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan, which materially restrains, impedes or prohibits the Recapitalization Transaction or the Plan;

(iv)	if the CBCA Proceedings are dismissed; or

(v)

if the Recapitalization Transaction and the Plan have not been implemented by the Outside Date, unless the failure by the Company to fulfill any of its obligations or the breach of any of the Company’s representations and warranties under this Support Agreement has been the cause of, or resulted in, the Plan not being implemented by the Outside Date.

(c)

This Support Agreement may be terminated by either the Company or the Supporting Noteholder, by providing written notice to the other Party in accordance with Section 16(o), upon the occurrence of any of the following events:

(i)	if the Plan shall not have been approved by the requisite majority of Noteholders at the Meeting in conformity with the Interim Order and the CBCA as and to the extent required by the Court; or

(ii)	if prior to the Effective Time the Exchange Agreement is terminated in accordance with its terms.

(d)	This Support Agreement may be terminated at any time by mutual written consent of the Company and the Supporting Noteholder.

(e)

Unless earlier terminated pursuant to this Section 12, this Support Agreement shall terminate automatically on the Effective Date upon implementation of the Plan. None of the representations, warranties, covenants and agreements of the Parties contained in this Support Agreement shall survive the Effective Date and from and after the Effective Date no Party shall have any liability to the other Party for any breach of its representations, warranties, covenants or agreements under this Support Agreement.

(f)

Subject to Sections 12(g), 12(h), 12(i) and 12(j) below, this Support Agreement, upon its termination, shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Support Agreement.

(g)

Notwithstanding the termination of this Support Agreement pursuant to this Section 12, each Party shall be responsible and shall remain liable for any breach of this Support Agreement by such Party occurring prior to the termination of this Support Agreement.

(h)

Notwithstanding the termination of this Support Agreement pursuant to this Section 12, the agreements and obligations of the Parties in Sections 4(k), 4(l) (unless the Company is in breach of any of Section 5(j)) and 16 shall survive such termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms hereof.

(i)

Notwithstanding the termination of this Support Agreement pursuant to this Section 12, if this Support Agreement is terminated (other than pursuant to Section 12(b)(ii)) but the Recapitalization Transaction shall not have been implemented, the Company’s agreements and obligations pursuant to Sections 5(j) and 5(k) shall continue in full force and effect for the benefit of the Supporting Noteholder in accordance with the terms hereof.

(j)

Notwithstanding the termination of this Support Agreement pursuant to this Section 12, if this Support Agreement is terminated but the Recapitalization Transaction shall not have been implemented, the Supporting Noteholder agrees that, for so long as the Company is obligated to comply with the limitations in Section 5(j), it shall notify the Company with respect to any Transfer of Notes as a result of which the Supporting Noteholder and its Permitted Affiliate Transferee cease, in the aggregate, to beneficially own at least $50 million principal amount of Notes.

13.	Access to Information; Confidentiality

(a)

From the date hereof until the earlier of the Effective Time and the termination of this Support Agreement, subject at all times to compliance with applicable Law, the terms of any existing Contracts and the maintenance of solicitor-client privilege, the Company (i) shall, and shall cause its officers, directors, employees and advisors to, afford to the Supporting Noteholder and to the officers, employees, and advisors of the Supporting Noteholder (upon reasonable advance notice and, at the option of the Company, with a Company representative present), such reasonable access during regular business hours as the Supporting Noteholder may reasonably require at reasonable times, without disruption to the conduct of the Company’s business, to the Company’s properties, Books and Records (including the work papers of its auditors subject to the requirements or restrictions of such auditors), officers, directors, employees, advisors, and Contracts of the Company, and (ii) shall furnish the Supporting Noteholder with all data and information in its possession and control as the Supporting Noteholder may reasonably request in connection with the Recapitalization Transaction. The Supporting Noteholder and the Company acknowledge and agree that information furnished pursuant to this Section 13 shall be subject to the terms and conditions of the Confidentiality Agreement. The Supporting Noteholder acknowledges and agrees to be bound by all applicable privacy legislation with respect to any personal information disclosed under this Support Agreement.

(b)

Except to the extent expressly provided in Section 15 or elsewhere in this Support Agreement, the terms of the Confidentiality Agreement will govern the obligations of the Supporting Noteholder and the Company with respect to the disclosure of non-public information and “Public Statements” (as defined in the Confidentiality Agreement). To the extent any information or data contained in this Support Agreement (including the Disclosure Letter) and concerning the Company or its affiliates constitutes material non-public information, the Company acknowledges and agrees that such information and data shall not be designated as “Restricted Evaluation Material” (as defined in the Confidentiality Agreement) and shall be included in the “Cleansing Materials” (as defined in the Confidentiality Agreement).

14.	Further Assurances

Each Party covenants and agrees that, except as contemplated in this Support Agreement, during the period from the date of this Support Agreement until the earlier of the implementation of the Plan and the time that this Support Agreement is terminated in accordance with its terms it shall use commercially reasonable efforts to:

(a)

perform all obligations required to be performed by it under this Support Agreement, co-operate with the other Party in connection therewith, and do or cause to be done all such further actions and deliver to the other Parties such further information and documents and execute and deliver to the other Parties such further instruments and agreements, in each case as another Party shall reasonably request to consummate or confirm the transactions provided for in this Support Agreement, to accomplish the purpose of this Support Agreement or to assure to the other Party the benefits of this Support Agreement, including, the consummation of the Recapitalization Transaction;

(b)

(i) apply for and obtain all required approvals from Governmental Entities required to be obtained by it to consummate the Recapitalization Transaction; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated herein (and the Parties agree that the Company shall be responsible for all filing fees for all regulatory filings in connection with the transactions contemplated herein); and (iii) oppose, or seek to lift or rescind, any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to complete the transactions contemplated herein, and it shall keep the other Party informed as to the status of such matters, including providing the other Party with copies of all related applications, notifications and other documents (except where such material may not be provided to the other Party under applicable Law, in which case it will be provided to the other Party’s outside counsel on an “external counsel” basis, subject to applicable Law), and, if applicable, it will provide the other Party with drafts of such material in order to provide the other Party with an opportunity to provide comments thereon, which shall be given reasonable consideration; and

(c)	obtain all third party consents and approvals and give any notices required under any of the Material Contracts in connection with the Recapitalization Transaction, including all Third Party Consents.

15.	Public Announcements

All public announcements in respect of the Recapitalization Transaction shall be in form and substance acceptable to the Company and the Supporting Noteholder. Each Party shall consult with the other Party prior to issuing any press releases or otherwise making public written statements with respect to the Recapitalization Transaction and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public written statements prior to the release thereof. Nothing herein shall prevent a Party from making public disclosure or filing in respect of the Recapitalization Transaction to the extent required by applicable Law; provided, that the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable advance opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice as soon as practicable following the making of such disclosure or filing.

16.	Miscellaneous

(a)	The headings in this Support Agreement are for reference only and shall not affect the meaning or interpretation of this Support Agreement.

(b)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(c)	Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars.

(d)

This Support Agreement (including the Plan and the other schedules attached to this Support Agreement), together with the Confidentiality Agreement, the Reimbursement Agreement and the Disclosure Letter, constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof. In the case of a conflict between the provisions contained in the text of this Support Agreement and the Confidentiality Agreement, the terms of this Support Agreement shall govern. The Recapitalization Transaction constitutes a “Transaction” for purposes of this Confidentiality Agreement. For greater certainty, nothing herein shall limit the rights of the Parties with respect to any other agreements entered into by the Parties from and after the date of this Support Agreement.

(e)

Any Person signing this Support Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Support Agreement on behalf of the Party he/she represents and that his/her signature upon this Support Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty.

(f)

This Support Agreement shall in no way be construed to preclude the Supporting Noteholder from acquiring additional Notes, or other securities of the Company, in each case subject to compliance with applicable Laws.

(g)

This Support Agreement (including the Plan and the other schedules attached to this Support Agreement) may, at any time and from time to time before or after the holding of the Meeting, be modified, amended or supplemented as to any matter by mutual written agreement (which may be by e-mail) of the Company and the Supporting Noteholder.

(h)

The Supporting Noteholder may (a) extend the time for the performance of any of the obligations or acts of the Company, (b) waive compliance, except as provided herein, with any of the Company’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the Company’s representations or warranties contained herein or in any document delivered by the Company; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Supporting Noteholder and, unless otherwise provided in the written waiver, a waiver by a Party will be limited to the specific breach or condition waived. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(i)

Any date, time or period referred to in this Support Agreement shall be of the essence except to the extent to which the Company and the Supporting Noteholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(j)

This Support Agreement shall be governed by, construed and interpreted in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the Laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

(k)

The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Support Agreement or any of the transactions contemplated by this Support Agreement, present or future, and whether under contract, tort or otherwise. Any Party may file this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties to irrevocably waive trial by jury, and that any proceeding whatsoever between them relating to this Support Agreement or any of the transactions contemplated by this Support Agreement shall instead be tried by a judge or judges of the Court sitting without a jury.

(l)

It is understood and agreed by the Parties that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Support Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Support Agreement by a Party, the non-breaching Party shall be entitled, without the requirement of posting of a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of equitable relief on the basis that there exists an adequate remedy at Law. Such remedies shall not be the exclusive remedies for any breach of this Support Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

(m)

Unless expressly stated otherwise herein, this Support Agreement is intended to solely bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives, and no other person or entity shall be a third party beneficiary hereof. It is understood and agreed that the Supporting Noteholder does not have any fiduciary duty or other duty of trust or confidence in any form with any other stakeholder of the Company. Nothing herein shall be construed to create any obligation on the part of the Supporting Noteholder to pay any fees or expenses of the Company associated with the Recapitalization Transaction or indemnify the Company or any other Person in connection with any action contemplated by the Recapitalization Transaction.

(n)

No Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Support Agreement without the prior written consent of the other Parties hereto; provided, however, that the Supporting Noteholder shall be entitled to assign all or any part of its rights under this Support Agreement to, and its obligations under this Support Agreement may be assumed by, a wholly- owned direct or indirect subsidiary of the Supporting Noteholder (an “Assignee”), provided that prior to such assignment and assumption, the Assignee shall have first entered into an agreement with the Company, in form and substance acceptable to the Company and the Assignee, each acting reasonably, pursuant to which the Assignee agrees to be bound by the terms of this Support Agreement, and if such assignment and/or assumption takes place, the Supporting Noteholder shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder.

(o)

All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, internationally-recognized overnight courier or email.

All notices required or permitted hereunder shall be deemed effectively given: (i) upon personal delivery to the Party to be notified, (ii) when sent by facsimile or email if sent during normal business hours of the recipient, if not, then on the next Business Day of the recipient; or (iii) one Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All deliveries required or permitted hereunder shall be deemed effectively made: (i) upon personal delivery to the Party receiving the delivery; (ii) one Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt; or (iii) upon receipt of delivery in accordance with instructions given by the Party receiving the delivery. Any Party may change the address to which notice should be given to such Party by providing written notice to the other Parties hereto of such change. The address, facsimile and email for each of the Parties shall be as follows:

(i)	If to the Company at:

Millar Western Forest Products Ltd.
c/o Goodmans LLP
333 Bay Street, Suite 3400
Toronto, ON
M5H 2S7

Attention: Robert J. Chadwick & Caroline Descours
Facsimile: 416-979-1234
Email: rchadwick@goodmans.ca / cdescours@goodmans.ca

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West, Suite 3100
P.O. Box 226
Toronto, ON M5K 1J3

Attention: Adam M. Givertz & Christian G. Kurtz
Facsimile: 416-504-0530
Email: agivertz@paulweiss.com / ckurtz@paulweiss.com

(ii)	If to the Supporting Noteholder at:

Atlas Capital Resources II LP
c/o Atlas Holdings LLC
100 Northfield Street
Greenwich, CT 06830

Attention: Neil Mahajan
Facsimile: 203-622-0151

Email: nmahajan@atlasholdingsllc.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention: Gillian Stacey & David Wilson
Facsimile: 416-863-0871
Email: gstacey@dwpv.com / dwilson@dwpv.com

and

Andrews Kurth Kenyon LLP
450 Lexington Avenue, 15th Floor
New York, NY 10017

Attention: Paul N. Silverstein
Facsimile: 212-850-2929
Email: paulsilverstein@andrewskurth.com

(p)

If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions, including terms, covenants and restrictions, of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Support Agreement to preserve each party’s anticipated benefits under this Support Agreement.

(q)

Except as explicitly provided for herein, and notwithstanding any termination of this Support Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of the Supporting Noteholder or the Company to protect and preserve their respective rights, remedies and interests, including, without limitation, the Supporting Noteholder’s claims against the Company under the Indenture, as well as under applicable Law. If the Recapitalization Transaction is not consummated in accordance with the Recapitalization Transaction Terms, or if this Support Agreement is terminated for any reason, each Party fully reserves any and all of its rights. Nothing herein shall be deemed an admission of any kind. The Parties acknowledge that the giving of notice, the disclosure of information or the termination of this Support Agreement by any Party in accordance with Section 12 hereof shall not be stayed, by any automatic stay under applicable Law or otherwise.

(r)

The Parties hereby agree that to the extent deemed necessary or advisable by a Party in its reasonable discretion after consultation with the other Party, the Company shall be entitled to commence recognition proceedings under applicable United States Laws in respect of the Plan, subject to all material filings, pleadings, motions and orders made in any such proceeding being in form and substance acceptable to the Company and the Supporting Noteholder, each acting reasonably, and provided that, any permissions and waivers that apply to the CBCA Proceedings in accordance with this Support Agreement, shall apply equally to any such recognition proceedings.

(s)

The Parties hereto have participated jointly in the negotiation and drafting of this Support Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Support Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provision of this Support Agreement.

(t)	This Support Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Support Agreement on the date first written above.

MILLAR WESTERN FOREST PRODUCTS LTD.

Per:	/s/ J.C. Armstrong
Name: J.C. Armstrong
Title: President & CEO

IN WITNESS WHEREOF, the undersigned has executed this Support Agreement on the date first written above.

ATLAS CAPITAL RESOURCES II LP, by its general partner ATLAS CAPITAL GP II LP, by its general PARTNER ATLAS CAPITAL RESOURCES GP II LLC

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

Jurisdiction of residence for legal purposes:		United States

ATLAS CAPITAL RESOURCES (P) II LP, by its general partner ATLAS CAPITAL GP II LP, by its general partner ATLAS CAPITAL RESOURCES GP II LLC

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

Jurisdiction of residence for legal purposes:		United States

Principal Amount of Notes subject to this Support Agreement	Custodian or DTC Participant
$75,814,000.00	Robert W. Baird & Co. Incorporated DTC #0547

SCHEDULE A

DEFINITIONS

“Advisors” means Davies Ward Phillips & Vineberg LLP, Andrews Kurth Kenyon LLP and Houlihan Lokey, the legal and financial advisors, respectively, to the Supporting Noteholder.

“Articles of Arrangement” means the articles of arrangement of the Company and the Subsidiary (which shall include the Plan) that are required to be filed with the Director pursuant to section 192(6) of the CBCA after the Final Order is made in order to implement the Plan, which shall be in form and content satisfactory to the Company and the Supporting Noteholder, each acting reasonably.

“Bankruptcy Law” means any of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and Title 11 of the United States Code, each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency, winding-up, dissolution, restructuring, reorganization, liquidation or other similar Law of any jurisdiction for, or used for, the relief of debtors.

“beneficial ownership” and any phrase that is a variant thereof has the meaning ascribed thereto in Section 13(d) of the U.S. Exchange Act. For the purposes of this Support Agreement, any Person that exercises sole control and direction and has sole voting and investment discretion over Notes shall be deemed to be beneficially own such Notes.

“Board” means the board of directors of the Company.

“Bonus Payments” means bonus payments, retention payments, incentive compensation payments or other similar payments payable by the Company or any of its subsidiaries to its current or past directors, officers, employees or senior managers.

“Books and Records” means all books and records of the Company, including financial, personnel, corporate, operations and sales books, books of account, sales and purchase records, lists of customers, business reports, plans and projections and all other documents, plans, files, records, correspondence, and other data and information, financial or otherwise including all data and information stored on computer-related or other electronic media.

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, on which banks are open for business in Toronto, Ontario.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Noteholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Support Agreement.

“Company Shares” means the common shares of the Company.

“Confidentiality Agreement” means the confidentiality agreement between the Company and the Supporting Noteholder dated October 17, 2106, as it has and may be amended from time to time.

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which the applicable person is a party or by which it is bound or affected or to which any of its properties or assets is subject or has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether asserted or not, whether written or oral.

“Court” means the Ontario Superior Court of Justice (Commercial List) in Toronto.

“Credit Agreement” means the agreement established by way of the facility letter dated as of April 16, 2012, between the Company, as borrower, and HSBC Bank Canada, as lender, as supplemented by three supplemental facilities letters from HSBC Bank Canada to the Company respectively dated as of August 27, 2012, June 19, 2014 and December 8, 2015, and as it may be amended and/or supplemented from time to time after the date hereof.

“Credit Facility” means, collectively, the credit facilities made available to the Company pursuant to the Credit Agreement.

“Director” means the Director appointed under section 260 of the CBCA.

“Discharge” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, groundwater or property.

“Disclosure Letter” means the disclosure letter executed by the Company and delivered to the Supporting Noteholder on the date hereof in connection with the execution of this Support Agreement.

“Early Consent Date” means March 31, 2017 or such later date as may be determined by the Company.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the U.S. Securities and Exchange Commission.

“Effective Date” means the date on which the Recapitalization Transaction is implemented pursuant to the Plan.

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation).

“Exchange Agreement” means an agreement between the Company, MWI, and the Supporting Noteholder, in form and substance acceptable to the Company, MWI and the Supporting Noteholder, each acting reasonably, which agreement shall provide for, among other things, the exchange by the Supporting Noteholder of approximately $41.69 million of New Secured Notes (to be received by the Supporting Noteholder pursuant to the Plan in exchange for approximately $75.8 million of its Notes) for newly issued Company Shares (or a different class of common shares in the capital of the Company) representing 80% of the equity in the Company, as soon as practicable following the implementation of the Plan, and associated terms and conditions.

“Fairness Opinion” means the opinion delivered by Morrison Park Advisors to the Board, dated March 7, 2017, to be attached to the Circular.

“Final Order” means a final order of the Court pursuant to the CBCA that, inter alia, approves the Plan.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other Law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Indenture” means the indenture dated as of April 7, 2011, between the Company and The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, pursuant to which the Notes were issued, as it may be amended and/or supplemented from time to time after the date hereof.

“Information” means the Company’s Form 20-F Annual Report for the fiscal year ended December 31, 2016 and all other documents publicly filed by or on behalf of the Company under its profile on EDGAR after February 29, 2016 and prior to the date hereof.

“Insolvency Proceeding” means:

(a)

any case or proceeding commenced by or against the Company under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company, any receivership or assignment for the benefit of creditors relating to the Company or any similar case or proceeding relative to the Company or its creditors, as such, in each case whether or not voluntary;

(b)

any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(c)	any other proceeding of any type or nature in which substantially all claims of creditors of the Company are determined and any payment or distribution is or may be made on account of such claims.

“Interim Order” means an interim order of the Court pursuant to the CBCA that, inter alia, provides for (i) the calling of the Meeting, (ii) the Voting Record Date, (iii) the requisite level of approval by Noteholders to approve the Plan, and (iv) a limited stay of proceedings with respect to the Notes with respect to any right or remedy as a result of the execution of the Support Agreement or the pursuit of the Recapitalization Transaction, the commencement and/or continuation of the CBCA Proceedings, the issuance of the Interim Order or the Final Order, or any default arising under any contract or agreement to which the Company is a party, including, without limitation, the Credit Agreement and the Indenture, arising as a result of the foregoing, in form and substance acceptable to the Company and the Supporting Noteholder, acting reasonably.

“Investment Affiliate” means any Person that is organized by the Supporting Noteholder or one of its affiliates for purposes of making investments in one or more Persons and is managed by, controlled by, or under common control with, the Supporting Noteholder or one of its affiliates.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities.

“Lien” has the meaning ascribed thereto in the Indenture as of the date hereof.

“Material Adverse Effect” means any one or more changes, effects, events, circumstances or states of fact, either individually or in the aggregate, that is or would reasonably be expected to be, material and adverse to the assets, liabilities, business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Company, other than changes, effects, events, circumstances or states of fact resulting from: (a) the execution, announcement or performance of this Support Agreement, the Recapitalization Transaction or the Plan; (b) any action taken or omitted to be taken as required by this Support Agreement or at the request or with the prior written consent or approval of the Supporting Noteholder; (c) any change in general economic, political, business or regulatory conditions or in global, national or regional financial, credit, currency or securities markets; (d) any change or development in global, national or regional political conditions (including any act of terrorism or any commencement or continuation of hostilities or war or any escalation or worsening thereof) or any natural disaster; (e) any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity; (f) any change in IFRS or regulatory accounting requirements applicable to any industry in which the Company operates; or (g) any failure by the Company to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (but the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred unless such causes are specifically excluded by clauses (a) through (f)); provided, however, that with respect to items (c), (d), (e) or (f), such matters do not have a materially disproportionate effect on the Company relative to comparable entities operating in the industry in which the Company operates, and references in certain sections of this Support Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a matter is “material” or whether a “Material Adverse Effect” has occurred.

“Material Contracts” means any Contract to which the Company is a party or by which it is bound or to which any of its properties or assets is subject: (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect, (ii) relating to indebtedness for borrowed money, with an outstanding principal amount in excess of $1.0 million, or under which under the Company has directly or indirectly guaranteed any liabilities or obligations of a third party, in excess of $1.0 million in the aggregate, (iii) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union, or (iv) any Contract entered into (or amended in any substantial way) since December 31, 2016 that impose any material obligations on, or are otherwise material to, the Company (and, for greater certainty, “Material Contracts” shall include the Credit Agreement and the Indenture).

“Meeting” means a meeting of the Noteholders as of the Voting Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Plan and, where applicable, includes any adjournment or postponement thereof.

“MWI” means Millar Western Industries Ltd., in its capacity as sole shareholder of the Company.

“New Secured Notes” has the meaning ascribed thereto in the Plan.

“Noteholder” means a holder of the Notes.

“Outside Date” means May 15, 2017, or such later date as the Company and the Supporting Noteholder may agree.

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity.

“Permitted Liens” has the meaning given to such term in the Indenture as of the date hereof.

“Person” or “person” means any individual, corporation, partnership, limited liability company, trust, unincorporated association, Governmental Entity or agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Reimbursement Agreement” means the reimbursement agreement between the Company and the Supporting Noteholder dated February 24, 2017, as modified, amended or supplemented by mutual written agreement of the Company and the Supporting Noteholder.

“Reimbursable Expenses” shall have the meaning given to such term in the Reimbursement Agreement.

“Representatives” means, collectively, in respect of a person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the person in connection with the transactions contemplated in this Support Agreement, and (b) the person’s affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof.

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes.

“Subsidiary” means 10117781 Canada Corp., a corporation incorporated pursuant to the CBCA and a wholly-owned subsidiary of the Company.

“Superior Proposal” means a bona fide, written Alternate Proposal made after the date of this Support Agreement that is executable, made available to all Noteholders on the same terms and conditions (if it involves a repurchase, redemption, exchange, amendment of any of the Notes), and in respect of which the Board determines, in good faith, after having received the advice of its outside legal and financial advisors, that:

(a)	not entering into a definitive agreement for such Alternate Proposal would be inconsistent with its fiduciary duties under applicable Law; and

(b)

having regard to all of its terms and conditions, such Alternate Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Company and its stakeholders (including the Noteholders but excluding its shareholder) from a financial point of view than the Recapitalization Transaction, including, without limitation, providing a better recovery to Noteholders than the Recapitalization Transaction.

For purposes of this definition, an Alternate Transaction will be deemed “executable” if the Board has determined in good faith (after consultation with its outside financial advisors and legal counsel) that the Alternate Transaction is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Alternate Proposal and the person making such Alternate Proposal.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties (including, for greater certainty, under subsection 247(3) of the Tax Act), fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Alberta and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing.

“Third Party Consents” means those consents and approvals set out in Schedule I to the Disclosure Letter.

“Trustee” means, collectively, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, under the Indenture.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Voting Record Date” means the record date for Noteholders entitled to notice of, and to vote at, the Meeting pursuant to the Interim Order.

SCHEDULE B

PLAN

Court File No. CV17-11720-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF MILLAR WESTERN FOREST PRODUCTS LTD. AND 10117781 CANADA CORP.

MILLAR WESTERN FOREST PRODUCTS LTD. AND 10117781 CANADA CORP.

PLAN OF ARRANGEMENT

•, 2017

(i)

PLAN OF ARRANGEMENT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan, unless otherwise stated:

“Accrued Interest” means all accrued and unpaid interest on the Existing Notes up to (but excluding) the Effective Date, but excluding, for certainty, any special or default interest thereon;

“Amalco” has the meaning given to it in Section 3.2(c);

“Amalgamation” means the amalgamation of the Company and the Subsidiary pursuant to section 3.2(c) of this Plan;

“Applicants” means, collectively, the Company and the Subsidiary;

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 7.5 of this Plan or made at the direction of the Court in the Interim Order or the Final Order;

“Arrangement Agreement” means the arrangement agreement dated March 7, 2017, among the Applicants, as amended or restated from time to time;

“Arrangement Resolution” means the resolution of the Noteholders relating to the Arrangement to be considered at the Meeting, substantially in the form attached as Appendix “A” to the Information Circular;

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement that are to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date;

“beneficial ownership” and any phrase that is a variant thereof has the meaning ascribed thereto in Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and for the purposes of this Plan, any Person that exercises sole control and direction and has sole voting and investment discretion over Existing Notes shall be deemed to be beneficially own such Existing Notes;

“Business Day” means any day, other than a Saturday, or a Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario and New York, New York;

“Canadian Dollars” means the lawful currency of Canada;

“Canadian Exchange Rate” means, on any particular date, the rate at which one US Dollar may be exchanged into one Canadian Dollar, determined by reference to the Bank of Canada rate as of the close of business on such date;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CBCA Director” means the Director appointed under section 260 of the CBCA;

“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA in connection with this Plan;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of the Applicants in accordance with section 262 of the CBCA;

“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the Applicants, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the Applicants through any affiliate, subsidiary, associated or related person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative tribunal), cause or chose in action, whether existing at present or commenced in the future;

“Company” means Millar Western Forest Products Ltd.;

“Company Released Parties” means, collectively, the Applicants, and each of their respective current and former directors, officers, employees, shareholders, auditors, financial advisors, legal counsel and agents;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Credit Agreement” means the agreement established by way of the facility letter dated as of April 16, 2012, between the Company, as borrower, and the Lender, as lender, as supplemented by three supplemental facilities letters from the Lender to the Company respectively dated as of August 27, 2012, June 19, 2014 and December 8, 2015, and as it may be amended, supplemented and/or restated from time to time;

“Distribution Record Date” means a date to be determined by the Company in consultation with the Existing Trustee for purposes of distributions of Accrued Interest and New Secured Notes under this Plan;

“DTC” means the Depository Trust & Clearing Corporation and its successors and assigns;

“Early Consent Deadline” means 5:00 p.m. (Eastern Time) on March 31, 2017, or such later date as may be determined by the Company;

“Early Consent Notes” means, with respect to an Early Consenting Noteholder, New Secured Notes with a principal amount equal to 5% of the principal amount of Existing Notes held by such Early Consenting Noteholder as at the Voting Record Date and voted in favour of the Arrangement Resolution on or before the Early Consent Deadline, and provided such vote has not been withdrawn;

“Early Consenting Noteholder” means a Noteholder that has voted in favour of the Arrangement Resolution pursuant to the Interim Order on or prior to the Early Consent Deadline, has not subsequently withdrawn or changed its vote, and has provided evidence to the Company of its vote in favour of the Arrangement Resolution and of its holdings of Existing Notes as of the Voting Record Date, which evidence shall be in a form acceptable to the Company, acting reasonably;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval database of the U.S. Securities and Exchange Commission located on the U.S. Securities and Exchange Commission’s website at www.sec.gov;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director;

“Effective Time” means a time on the Effective Date as the Applicants and the Supporting Noteholder may agree, in writing, each acting reasonably;

“Existing Indenture” means the indenture dated as of April 7, 2011, between the Company and The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, pursuant to which the Existing Notes were issued, as amended or supplemented from time to time;

“Existing Notes” means the US$210 million aggregate principal amount of 8.5% Senior Notes due 2021 issued by the Company pursuant to the Existing Indenture;

“Existing Trustee” means, collectively, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, under the Existing Indenture;

“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan, in form and substance satisfactory to the Applicants and the Supporting Noteholder, each acting reasonably;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Industries” means Millar Western Industries Ltd.;

“Information Circular” means the management information circular of the Company dated March 8, 2017, including all schedules, appendices and exhibits thereto, prepared in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

“Intercreditor Agreement” means the intercreditor agreement to be entered into by and between the Company, the Lender and the New Trustee as of the Effective Date on the terms substantially as discussed in the Information Circular, with such amendments, and in form and substance, acceptable to the Company, the Lender and the Supporting Noteholder, each acting reasonably;

“Interim Order” means the interim order of the Court in respect of the Applicants pursuant to the CBCA, in form and substance acceptable to the Company and the Supporting Noteholder, which, among other things, calls and sets the date for the Meeting, as such order may be amended from time to time in a manner acceptable to the Company and the Supporting Noteholder, each acting reasonably;

“Law” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;

“Lender” means HSBC Bank Canada, in its capacity as lender under the Credit Agreement;

“Meeting” means the meeting of the Noteholders as of the Voting Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“New Indenture” means the indenture to be entered into between the Company and the New Trustee on the Effective Date on terms substantially as described in the Information Circular and substantially in the form of the draft indenture filed by the Company on EDGAR concurrently with the filing by the Company of the Information Circular on EDGAR, with such amendments as acceptable to the Company and the Supporting Noteholder, each acting reasonably, which New Indenture shall govern the New Secured Notes to be issued pursuant to such New Indenture and this Plan;

“New Secured Notes” means the US Dollar 9.00% senior secured notes due 2022 to be issued by the Company pursuant to the New Indenture on the Effective Date pursuant to and in accordance with this Plan in the aggregate principal amount equal to (i) the principal amount of Existing Notes multiplied by the Note Exchange Ratio, plus (ii) the aggregate principal amount of the Early Consent Notes to be issued by the Company to the Early Consenting Noteholders pursuant to this Plan;

“New Trustee” means, collectively, The Bank of New York Mellon as U.S. trustee and BNY Trust Company of Canada as Canadian trustee under the New Indenture;

“Note Exchange Ratio” means 50%;

“Noteholder Claim” means any Claim of a Noteholder for amounts payable to it under the Existing Notes and the Existing Indenture, including any and all principal and accrued interest, any special and/or default interest, make-whole or premium, if any, and any other amounts owing under the Existing Notes and the Existing Indenture, if any;

“Noteholder Support Agreements” means, collectively, the Support Agreement and any other support agreements entered into by any Noteholders and the Company, from time to time, in connection with the Arrangement, each as may be amended, modified, varied and/or supplemented pursuant to their terms from time to time;

“Noteholders” means, collectively, the holders of the Existing Notes;

“Noteholders Released Parties” means, collectively, the Existing Trustee under the Existing Indenture, the Noteholders (including the Supporting Noteholder), and each of their respective directors, officers, employees, financial advisors, legal counsel and agents;

“Order” means any order of the Court in the CBCA Proceedings;

“Outside Date” means May 15, 2017, or such other date as the Applicants and the Supporting Noteholder may agree, each acting reasonably;

“Payor” shall have the meaning given to such term in Section 4.7;

“Person” is to be broadly interpreted and includes any individual, firm, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, Governmental Entity or any agency, officer or instrumentality thereof or any other entity, wherever situate or domiciled, and whether or not having legal status;

“Plan” means this plan of arrangement and any amendments, modifications or supplements hereto made in accordance with the terms hereof or made at the direction of the Court in the Interim Order or Final Order or otherwise with the consent of the Applicants and the Supporting Noteholder, each acting reasonably;

“Pro-Rata Share” means, in respect of a Noteholder, such Noteholder’s respective interest in the Promissory Note as determined pursuant to the following formula: (A multiplied by B) divided by C, where “A” is (i) the US Dollar principal amount of Existing Notes held by such Noteholder on the Distribution Record Date, less (ii) the US Dollar principal amount of New Secured Notes (including, for certainty, any Early Consent Notes) to be issued to such Noteholder pursuant to the Plan; “B” is the Canadian Exchange Rate; and “C” is the aggregate Canadian Dollar principal amount of the Promissory Note;

“Promissory Note” means the Canadian Dollar promissory note to be issued by the Company on the Effective Date pursuant to and in accordance with this Plan having an annual interest rate of 0.1% and an aggregate Canadian Dollar principal amount equal to A multiplied by B, where “A” is (i) the aggregate US Dollar principal amount of the Existing Notes as of the Effective Date, less (ii) the aggregate US Dollar principal amount of the New Secured Notes (including, for certainty, any Early Consent Notes), and “B” is the Canadian Exchange Rate on the Business Day immediately prior to the Effective Date;

“Released Parties” means, collectively, the Company Released Parties and the Noteholders Released Parties;

“Share Exchange Agreement” means the agreement to be entered into by the Company, Industries and the Supporting Noteholder, in form and substance acceptable to the Company, Industries and the Supporting Noteholder, each acting reasonably, which agreement shall provide for, among other things, the exchange by the Supporting Noteholder of approximately $41.69 million (including Early Consent Notes) of New Secured Notes (to be received by the Supporting Noteholder pursuant to the Plan in exchange for approximately $75.8 million of its Existing Notes) for newly issued common shares of Amalco representing 80% of the outstanding shares of Amalco, as soon as practicable following the implementation of the Plan on the Effective Date, and associated terms and conditions;

“Share Exchange Transaction Documents” means, collectively, the Share Exchange Agreement together with the related documents to be entered into by the Company, Industries and/or the Supporting Noteholder, as applicable, in connection with the transactions contemplated by the Share Exchange Agreement, in form and substance acceptable to the applicable parties, each acting reasonably;

“Subsidiary” means 10117781 Canada Corp., a corporation incorporated pursuant to the CBCA and a wholly owned subsidiary of the Company;

“Support Agreement” means the support agreement dated as of March 7, 2017 entered into by the Company and the Supporting Noteholder, as it may be amended, modified, varied and/or supplemented pursuant to its terms from time to time;

“Supporting Noteholder” means, collectively, Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP together with their affiliates that beneficially own any Existing Notes;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as each may be amended from time to time;

“US Dollars” or “$” means the lawful currency of the United States of America; and

“Voting Record Date” means March 8, 2017.

1.2	Certain Rules of Interpretation

For the purposes of this Plan:

(a)

Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, or supplemented in accordance with its terms;

(b)

The division of this Plan into articles and sections is for convenience of reference only and does not affect the construction or interpretation of this Plan, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof;

(c)

The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits;

(d)

The words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(f)

Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation;

(g)

References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan, whereas the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions shall be deemed to refer generally to this Plan and not to any particular Recital, Article, Section or other portion of this Plan and include any documents supplemental hereto; and

(h)	The word “or” is not exclusive.

1.3	Governing Law

This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, US Dollars.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

Time shall be of the essence in this Plan. Unless otherwise specified, all references to time expressed in this Plan and in any document issued in connection with this Plan mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.

ARTICLE 2
TREATMENT OF AFFECTED PARTIES

2.1	Treatment of Noteholders

(a)	On the Effective Date, and in accordance with the steps and in the sequence set forth in Section 3.2:

(i)	all Accrued Interest shall be paid to the Noteholders as of the Distribution Record Date in cash;

(ii)

each Early Consenting Noteholder shall, and shall be deemed to, irrevocably and finally dispose of its Existing Notes and Noteholder Claim to the Company in exchange for: (A) New Secured Notes issued pursuant to the New Indenture having a principal amount equal to the principal amount of Existing Notes held by such Noteholder as of the Distribution Record Date multiplied by the Note Exchange Ratio, plus (B) the Early Consent Notes in respect of such Early Consent Noteholder, plus (C) its Pro-Rata Share of the Promissory Note; which New Secured Notes, Early Consent Notes and Pro-Rata Share of the Promissory Note shall, and shall be deemed to, be received in full and final settlement of its Existing Notes and its Noteholder Claim;

(iii)

each Noteholder that is not an Early Consenting Noteholder shall, and shall be deemed to, irrevocably and finally dispose of its Existing Notes and Noteholder Claim to the Company in exchange for: (A) New Secured Notes issued pursuant to the New Indenture having a principal amount equal to the principal amount of Existing Notes held by such Noteholder as of the Distribution Record Date multiplied by the Note Exchange Ratio, plus (B) its Pro-Rata Share of the Promissory Note; which New Secured Notes and Pro-Rata Share of the Promissory Note shall, and shall be deemed to, be received in full and final settlement of its Existing Notes and its Noteholder Claim;

(iv)

the obligations of the Company with respect to the Existing Notes and the Existing Indenture shall, and shall be deemed to, have been irrevocably and finally extinguished, each Noteholder shall have no further right, title or interest in or to the Existing Notes or its Noteholder Claim, and the Existing Notes and the Existing Indenture shall be cancelled; and

(v)	the obligations of the Company with respect of the Promissory Note shall, and shall be deemed to, have been irrevocably and finally forgiven, settled, extinguished and cancelled for no consideration.

(b)

On the Effective Date, the reasonable and documented outstanding fees and expenses of the Existing Trustee under the Existing Indenture shall be paid to the Existing Trustee, subject to the Company being satisfied, in its sole discretion, as to the amount of such fees and expenses.

ARTICLE 3
IMPLEMENTATION OF ARRANGEMENT

3.1	Corporate Authorizations

Unless specified otherwise, the adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of any of the Applicants will occur and be effective as of the Effective Date (or such other date as the Applicants and the Supporting Noteholder may agree, each acting reasonably), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Applicants. All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Applicants, as applicable.

3.2	Steps of the Arrangement

Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 3.2 (or in such other manner or order or at such other time or times as the Applicants and the Supporting Noteholder may agree, each acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided herein:

(a)	All Accrued Interest in respect of the Existing Notes shall be paid to the Noteholders by the Company in cash.

(b)	The following shall occur concurrently (unless otherwise indicated):

(i)

the Company and the New Trustee shall enter into the New Indenture together with all related documentation in form and substance acceptable to the Applicants and the Supporting Noteholder, each acting reasonably, including security documents relating to the New Secured Notes and New Indenture on terms substantially as described in the Information Circular and in form and substance acceptable to the Applicants and the Supporting Noteholder, each acting reasonably;

(ii)

the Company shall issue (A) the New Secured Notes (including the Early Consent Notes to the Early Consenting Noteholders) pursuant to the New Indenture, which New Secured Notes shall be distributed in the manner described in Section 2.1(a)(ii), 2.1(a)(iii) and 4.2(b) hereof, and (B) the Promissory Note, which Promissory Note shall be issued in the name of DTC (or its nominee) on behalf of the Noteholders based on their respective Pro-Rata Shares, in consideration for the full and final repayment, satisfaction and settlement of the Existing Notes and Noteholder Claims, and upon the issuance of the New Secured Notes and the Promissory Note, the Existing Notes and the Noteholder Claims shall be deemed to be transferred to the Company and irrevocably and finally extinguished and the Noteholders shall have no further right, title or interest in and to the Existing Notes or Noteholder Claims; and

(iii)

the Existing Notes and the Existing Indenture shall be cancelled, provided that the Existing Indenture shall remain in effect solely to allow the Existing Trustee to make the distributions set forth in this Plan.

(c)	The Company and the Subsidiary shall be amalgamated and continued as one corporation (“Amalco”) under the CBCA in accordance with the following:

(i)	Name. The name of Amalco shall be “Millar Western Forest Products Ltd.”;

(ii)	Registered Office. The registered office of Amalco shall be the same as the registered office of the Company immediately prior to the Amalgamation;

(iii)	Restrictions on Business. There shall be no restrictions on the business that Amalco may carry on;

(iv)	Articles. The articles of the Company, as in effect immediately prior to the Amalgamation, shall be deemed to be the articles of Amalco;

(v)

Directors. Amalco shall have a minimum of 1 director and a maximum of 7 directors, until changed in accordance with the CBCA. Until changed by shareholders of Amalco, or by the directors of Amalco in accordance with the CBCA, the directors of the Company, as in effect immediately prior to the Amalgamation, shall be deemed to be the directors of Amalco;

(vi)

Shares. All shares of the Subsidiary shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalco in connection with the Amalgamation and all shares of the Company prior to the Amalgamation shall be unaffected and shall continue as shares of Amalco;

(vii)	Stated Capital. The stated capital account of the shares of Amalco will be equal to the stated capital account in respect of the common shares of the Company immediately prior to the Amalgamation;

(viii)	By-laws. The by-laws of the Company, as in effect immediately prior to the Amalgamation, shall be deemed to be the by-laws of Amalco;

(ix)	Effect of Amalgamation. The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(A)	the amalgamation of the amalgamating corporations and their continuance as one corporation becomes effective;

(B)	the property of each amalgamating corporation continues to be the property of Amalco;

(C)	Amalco continues to be liable for the obligations of each amalgamating corporation;

(D)	an existing cause of action, claim or liability to prosecution is unaffected;

(E)	a civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalco;

(F)	a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalco; and

(G)	the Articles of Arrangement are deemed to be the articles of incorporation of Amalco and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco.

(d)	The Promissory Note shall be fully and finally forgiven, settled, extinguished and cancelled for no consideration.

(e)	The releases referred to in Section 5.1 shall become effective.

3.3	Other Steps.

The Applicants may undertake, at their sole discretion, any other corporate steps or transactions necessary to implement this Plan in a manner and on a date and time determined by the Applicants in their sole discretion.

ARTICLE 4
ISSUANCES, DISTRIBUTIONS AND PAYMENTS

4.1	Delivery of Interest Payments to Noteholders

(a)

The payment by the Company on the Effective Date of Accrued Interest in accordance with Section 3.2(a) shall be effected through the delivery by the Company of such amounts to the Existing Trustee for distribution to Noteholders as of the Distribution Record Date, and the Existing Trustee shall in turn make delivery of the Accrued Interest to Noteholders as of the Distribution Record Date in accordance with applicable procedures under the Existing Indenture and customary practices.

(b)	The Applicants shall have no liability or obligation in respect of any distributions or deliveries of payments referenced in Section 4.1(a) from the Existing Trustee to the Noteholders.

4.2	Delivery of the New Secured Notes

(a)

The Existing Notes are held by the Existing Trustee as agent of DTC (as sole registered holder of the Existing Notes). The Existing Trustee shall cancel the certificates representing the Existing Notes in exchange for the New Secured Notes and the Promissory Note as contemplated in this Plan.

(b)

The delivery of the New Secured Notes (including, for certainty, the Early Consent Notes) issued pursuant to the Plan shall be made by way of one or more global notes issued to DTC (or its nominee) in respect of the New Secured Notes and delivered directly to the New Trustee as agent for DTC (or its nominee) which, in turn, will distribute beneficial interest in the New Secured Notes to the Noteholders based on their holdings of Existing Notes as of the Distribution Record Date (or, in respect of the Early Consent Notes, to Noteholders that are Early Consenting Noteholders based on their holdings of Existing Notes as of the Voting Record Date) pursuant to the standing instructions and customary practices of DTC.

(c)	The Applicants shall have no liability or obligation in respect of deliveries of the New Secured Notes from DTC, or its nominee, to Noteholders.

4.3	Modifications to Distribution Mechanics

The Applicants shall be entitled to make such additions and modifications to the process for making distributions pursuant to the Plan as the Applicants deem necessary or desirable in order to achieve the proper distribution and allocation of consideration to be distributed pursuant to the Plan, including where any Noteholder is or becomes a registered holder of Existing Notes, and such additions or modifications shall not require an amendment to the Plan or any further Order of the Court.

4.4	Application of Plan Distributions

All amounts paid or payable hereunder on account of the Noteholder Claims shall be applied as follows: (i) first, in respect of any accrued but unpaid interest on such obligations to which such Noteholder Claims relate, and (ii) second, in respect of the principal amount of such obligations.

4.5	Calculations

All amounts of consideration to be received under this Plan shall be calculated to the nearest cent ($.01) or to the nearest tenth of one percent (0.10%), as applicable. All calculations and determinations made by the Company, the Existing Trustee or the New Trustee, as applicable, for the purposes of this Plan shall be conclusive, final and binding upon all Persons affected by this Plan.

4.6	Fractional Interests

The New Secured Notes issued pursuant to this Plan shall be issued in minimum increments of $1,000 in US Dollars and the amount of New Secured Notes that each Noteholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of $1,000 in US Dollars without compensation therefor.

4.7	Withholding Rights

The Applicants and/or any other Person making a payment contemplated herein (the “Payor”) shall be entitled to deduct and withhold from any consideration payable to any Person such amounts as it is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
RELEASES

5.1	Release of Released Parties

On the Effective Date, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Existing Notes, the Existing Indenture, any documents or agreements related to the Existing Indenture, the CBCA Proceedings, this Plan, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan, the Share Exchange Transaction Documents and the transactions contemplated thereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge any of the Released Parties from or in respect of its obligations under this Plan, the Noteholder Support Agreements, the New Secured Notes, the New Indenture, the Share Exchange Transaction Documents or under any Order, or any document ancillary to the foregoing.

ARTICLE 6
CONDITIONS PRECEDENT AND IMPLEMENTATION

6.1	Conditions to Plan Implementation

The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 6.2) of the following conditions:

(a)	this Plan shall have been approved by the requisite majority of Noteholders in conformity with the Interim Order and the CBCA as and to the extent required by the Court;

(b)

this Plan shall have been approved pursuant to the Final Order on terms consistent with the Support Agreement and shall be in form and substance satisfactory to the Company and the Supporting Noteholder, each acting reasonably;

(c)

the Final Order shall have become a final order, the implementation, operation or effect of which shall not (i) have been stayed, varied in a manner not acceptable to the Company or the Supporting Noteholder, each acting reasonably, or vacated, or (ii) be subject to pending appeal or leave to appeal, and the appeal periods relating thereto shall have expired;

(d)

if determined necessary by the Applicants, acting reasonably, after consultation with the Supporting Noteholder, the Final Order shall have been recognized in recognition proceedings pursuant to applicable Law in the United States;

(e)	no Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited;

(f)

the Share Exchange Transaction Documents shall have been entered into by each of the parties thereto prior to or as of the Effective Date, as applicable, and such Share Exchange Transaction Documents shall not have been terminated;

(g)	the Intercreditor Agreement shall have been entered into effective as of the Effective Date;

(h)	the Supporting Noteholder shall beneficially own at least $75.8 million of principal amount of Existing Notes as at the Distribution Record Date;

(i)

all conditions to implementation of this Plan set out in the Support Agreement shall have been satisfied or waived by the party in whose favour such condition was granted in accordance with the terms of the Support Agreement, and the Support Agreement with the Supporting Noteholder shall not have been terminated; and

(j)	the Effective Date shall have occurred no later than the Outside Date.

6.2	Waiver of Conditions

The Applicants and the Supporting Noteholder may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties may agree, in writing, each acting reasonably, provided however that the conditions set out in Sections 6.1(a) and 6.1(b) cannot be waived, and Section 6.1(h) can only be waived by the Applicants in their sole discretion.

6.3	Effectiveness

This Plan will become effective as of the Effective Time in the sequence described in Section 3.2 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Applicants, the Noteholders, the Released Parties and all other Persons named or referred to in or subject to this Plan, and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 3.2 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time.

ARTICLE 7
GENERAL

7.1	Deemed Consents, Waivers and Agreements

At the Effective Time:

(a)	each Noteholder and the Existing Trustee shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety;

(b)

each Applicant and each Noteholder shall be deemed to have executed and delivered to the other parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety; and

(c)

all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety shall be deemed to have been executed and delivered to the Applicants.

7.2	Waiver of Defaults

From and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, all Persons shall be deemed to have:

(a)

waived any and all defaults or events of default or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral (excluding, for certainty, this Plan, the Noteholder Support Agreements, the New Secured Notes, the New Indenture, the Share Exchange Transaction Documents or under any Order, or any document ancillary to the foregoing), in each case relating to, arising out of, or in connection with, the Existing Notes or the Existing Indenture, or the entry into and performance of the Noteholder Support Agreements, the Arrangement, the Arrangement Agreement, this Plan or the transactions contemplated hereunder, or any proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Applicants and their respective successors from performing their obligations under this Plan; and

(b)

agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Applicants and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly.

7.3	Paramountcy

From and after the Effective Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Noteholders and any of the Applicants as at the Effective Date (other than the Share Exchange Transaction Documents) shall be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority.

7.4	Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

7.5	Modification of Plan

Subject to the terms and conditions of the Support Agreement:

(a)

the Applicants, with the consent of the Supporting Noteholder, acting reasonably, reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court and, if made following the Meeting, approved by the Court, and (ii) communicated to the Noteholders in the manner required by the Court (if so required);

(b)

any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meeting, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meeting and consented to by the Supporting Noteholder, acting reasonably, shall become part of this Plan for all purposes; and

(c)

any amendment, modification or supplement to this Plan may be made following the Meeting by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Noteholders, and the foregoing provisions shall apply, mutatis mutandis, to any amendments, modifications and/or supplements to the terms of the New Secured Notes, the New Indenture or the Intercreditor Agreement made prior to the implementation of the Plan, and thereafter any such amendments, modifications and/or supplements shall be governed by the terms of the applicable documents.

7.6	Notices

Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, ordinary mail or email addressed to the respective parties as follows:

(a)	If to the Applicants:

Millar Western Forest Products Ltd.
c/o Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7

	Attention:	Robert J. Chadwick and Caroline Descours
	Email:	rchadwick@goodmans.ca / cdescours@goodmans.ca

(b)	If to the Supporting Noteholder:

Atlas Holdings LLC
c/o Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, Ontario
ON M5V 3J7

	Attention:	Gillian R. Stacey and Natasha MacParland
	Email:	gstacey@dwpv.com / nmacparland@dwpv.com

or to such other address as any party above may from time to time notify the others in accordance with this Section 7.6. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5:00 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Noteholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan.

7.7	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.